UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Appoints Phil Brace as New President and CEO

Former Executive Vice President of Veritas Technologies to join Sierra Wireless on July 26, 2021

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 12, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its Board of Directors has appointed Phil Brace as its new President and CEO, effective July 26, 2021. The current President and CEO, Kent Thexton, will stay on at Sierra Wireless until August 13, 2021 to complete the transition.

“I am thrilled to welcome Phil to Sierra Wireless,” said Robin Abrams, Chair of the Sierra Wireless Board of Directors. “After an extensive search process, we are pleased to have secured a high-caliber candidate with a strong track record and more than 25 years’ experience in the semiconductor, server, and storage industries including hardware, software, services, engineering, marketing, and sales. I am confident Phil will add significant value in leading Sierra Wireless’ continued growth as a global IoT solutions provider.”

Phil Brace has an extensive technology and operations background and was most recently Executive Vice President at Veritas Technologies. His previous executive roles include President of Seagate Technology’s Cloud Systems and Electronic Solutions, Executive Vice President at LSI Corporation, and General Manager at Intel Corporation. Brace holds a Bachelor’s degree in Applied Science from the University of Waterloo and a Master’s degree in Electrical Engineering from California State University, Sacramento.

“The global IoT solutions market is growing rapidly and Sierra Wireless is well positioned to lead with its strong portfolio of connectivity services, gateways, and embedded modules. I am very excited to join the company and look forward to making a major impact to drive growth and profitability,” said Brace.

Board Chair Robin Abrams also commented: “On behalf of the entire Board, I would like to thank Kent for his significant contributions to Sierra Wireless, both over the 13 years he spent as a member of the Board and over the last three years as CEO. Thanks to his vision and leadership, Sierra has successfully transformed from a hardware-only company to a strong and dynamic market leader in IoT services and solutions. We wish Kent all the best in his retirement.”

“The transformation of Sierra Wireless into a leader in complete IoT Solutions has been an exciting journey and the business has great sales momentum,” said Thexton. “The Industrial IoT market is in the early stages of digitizing all its assets and Sierra Wireless is growing with the key leaders in this market. Further growth is coming from 5G and the strong market acceptance of Sierra Wireless new 5G gateways. I am excited to see Phil lead the team and the company to great success.”

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans for our CEO transition, the IoT market and our participation therein, plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: July 12, 2021